Holly Energy Partners, L.P.
100 Crescent Court, Suite 1600
Dallas, Texas 75201
October 27, 2005
Via EDGAR and Facsimile: (202) 772-9220
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F. St., N.E.
Washington, D.C. 20549

Attn:	Tangela S. Richter, Branch Chief
Division of Corporation Finance

Re:	Holly Energy Partners, L.P.
Registration Statement on Form S-3 File No. 333-128101
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, the undersigned registrant hereby requests that the effective time of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern time, on Monday, October 31, 2005, or as soon thereafter as is practicable.
     The registrant hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you need additional information, please contact James Mutrie of Vinson & Elkins, L.L.P. at (214) 220-7935.

Very truly yours, HOLLY ENERGY PARTNERS, L.P.
By:	HEP Logistics Holdings, L.P., its general partner

By:	Holly Logistic Services, L.L.C., its general partner

By:	/s/ Matthew P. Clifton
Name:	Matthew P. Clifton
Title:	Chairman of the Board and Chief Executive Officer